Exhibit 99.1

PRESS RELEASE
Aspen Reports Results For the Three and Six Months Ended June 30, 2024
Net Income Available to Ordinary Shareholders of $55 million and Operating Income of $98 million for the Three Months Ended June 30, 2024
Net Income Available to Ordinary Shareholders of $154 million and Operating Income of $201 million for the Six Months Ended June 30, 2024
Operating Return on Average Equity of 18.1% and Adjusted Combined Ratio of 86.7% for the Three Months Ended June 30, 2024
Operating Return on Average Equity of 18.7% and Adjusted Combined Ratio of 86.5% for the Six Months Ended June 30, 2024

Hamilton, Bermuda, August 14, 2024 - Aspen Insurance Holdings Limited (“Aspen”) today reported results for the three and six months ended June 30, 2024.

Mark Cloutier, Executive Chairman and Group Chief Executive Officer, commented: “Aspen continues on its path of delivering consistently strong performance. For the six months ended June 30, we reported top line growth, and a healthy annualized operating return on average equity and combined ratio. The results for both the second quarter and first six months demonstrate the robustness of our platform, and are in line with our expectations, given the major industry wide loss events in the period.

“In the first half of the year, we continued to match interesting business opportunities with our disciplined underwriting approach, which resulted in a 17% growth in our gross written premium to $2.5 billion (HY 2023: $2.1 billion). In addition to our underwriting performance, Aspen Capital Markets generated fee income of $68 million*, representing a 13% growth, and we reported net investment income of $159 million, an increase of 23% from prior year. This resulted in operating income of $201 million** up by 5%.

Our adjusted combined operating ratio of 86.5% ** (HY 2023: 84.8%) reflects the impact of industry event major loss activity year over year, principally in the first quarter of the year compared to the prior year period.

Our view on trading conditions remains generally optimistic, and we believe there is ample opportunity for continued profitable growth within the construct of our current portfolio and appetite.“

* Reflected in our underwriting result as a reduction to acquisition costs.
** Non-GAAP financial measures are used throughout this release, such as operating income, operating return on average equity, adjusted underwriting income and adjusted combined ratio. These are non-GAAP financial measures as defined in SEC Regulation G. For additional information and reconciliation of non-GAAP financial measures, refer to the end of this press release. Refer to "Cautionary Statement Regarding Forward-Looking Statements" at the end of this press release.

Consolidated Highlights for the Three and Six Months Ended June 30, 2024

	Three Months Ended June 30,			Six Months Ended June 30,
	2024	2023	Change	2024	2023	Change
	(in $ millions, except percentages)			(in $ millions, except percentages)
Gross written premiums	$1,250.4	$1,071.5	16.7%	$2,481.8	$2,125.2	16.8%
Net written premiums	$811.1	$709.4	14.3%	$1,552.0	$1,350.5	14.9%
Net earned premiums	$705.4	$646.8	9.1%	$1,371.1	$1,287.4	6.5%
Underwriting income (1)	$80.3	$86.0	(6.6)%	$169.8	$208.4	(18.5)%
Adjusted underwriting income (1)	$93.9	$85.0	10.5%	$184.8	$196.0	(5.7)%

Net investment income	$82.5	$69.7		$159.3	$129.4
Net realized and unrealized investment (losses)/gains	(26.1)	9.9		(27.1)	18.0
Interest expense	(14.0)	(23.5)		(30.1)	(42.9)
Corporate and other expenses	(39.0)	(29.4)		(64.7)	(53.1)
Non-operating expenses	(5.5)	(8.3)		(11.7)	(10.6)
Net realized and unrealized foreign exchange gains	1.9	4.5		11.0	5.9
Income tax (expense)	(11.1)	(19.3)		(25.7)	(36.2)
Net income	$69.0	$89.6		$180.8	$218.9
Net income available to ordinary shareholders	$55.3	$78.5		$153.5	$196.7

Loss ratio	59.6%	58.1%		58.7%	55.7%
Expense ratio	29.1%	28.6%		28.9%	28.1%
Combined ratio	88.7%	86.7%		87.6%	83.8%
Adjusted combined ratio (1)	86.7%	86.9%		86.5%	84.8%

Operating income (1)	$97.6	$82.9		$201.0	$191.1
Annualized operating return on average equity (1)	18.1%	18.7%		18.7%	22.2%
Annualized total investment return (1)	3.6%	1.7%		3.1%	4.4%
(1) Underwriting income, adjusted underwriting income, operating income, annualized operating return on average equity, adjusted combined ratio and annualized total investment return are non-GAAP financial measures as defined in SEC Regulation G. The reconciliations to the most comparable U.S. GAAP financial measures and a discussion of the rationale for the presentation of these items is provided later in this press release.

Aspen Group Consolidated Results
Aspen is a specialty (re)insurer focused on generating consistent returns for our shareholders. Our ‘One Aspen’ approach is designed to provide bespoke solutions to complex issues by bringing together our expertise spanning different lines of business, segments and platforms, enabling us to develop enhanced and differentiated offerings to our distribution partners and customers. We are organized across two segments: Insurance and Reinsurance. We adopt a dynamic capital allocation approach, utilizing our platforms across the U.S., U.K., Lloyd’s and Bermuda to match risk with the most appropriate source of capital. In addition, through our Aspen Capital Markets team, Aspen generates fee income, which benefits our underwriting results, by offering investors access to Aspen’s specialty insurance and reinsurance portfolios.

Continued improvement in operating and investment income.
Consolidated Highlights for the Three Months Ended June 30, 2024
•The Group continues to demonstrate the strength of the platform through the delivery of another set of strong results, achieving a net combined ratio of 88.7% and underwriting income of $80 million. On an adjusted basis, underwriting income was $94 million, with an adjusted combined ratio of 86.7%.
•Operating income of $98 million in the quarter, resulting in an annualized operating return on average equity of 18.1%.
•Gross written premiums increased by $179 million with growth across both Segments. This is predominantly driven by significant growth in the Reinsurance Segment, which has maximized on opportunities within Casualty and Specialty lines. Insurance has also seen increases driven by growth in partnership arrangements.
•Corporate and other expenses increased by $10 million due to investment in operational excellence enhancements and centralized functions.

Consolidated Highlights for the Six Months Ended June 30, 2024
•Net income available to ordinary shareholders was $154 million with operating income of $201 million. Aspen achieved an annualized operating return on average equity of 18.7%.
•Adjusted underwriting income of $185 million was driven by favorable earnings from premium growth, partially offset by increased catastrophe losses (which included Baltimore bridge, Dubai floods and German floods events) and increased operating expenses due to an increase in staff costs and unfavorable year over year movement in foreign exchange rates.
•Gross written premiums increased by $357 million driven by growth across both Segments. Reinsurance has been able to take advantage of favorable market conditions, achieving significant rate growth on policy renewals, particularly in Casualty and Specialty lines. In Insurance new business growth is driven by the successful partnership arrangements.
•Continued growth by Aspen Capital Markets saw capital sourced grow to $1.9 billion, which resulted in a 13% increase in fee income to $68 million.
•Active repositioning of our investments to take advantage of higher interest rates has resulted in an increase in net Investment income by $30 million to $159 million. Net realized and unrealized (losses)/gains recognized in net income was a loss of $27 million, largely due to realized losses arising from the active rotations of the portfolio, with unrealized losses due to market movements.
•As of June 30, 2024, we had $402 million (December 31, 2023: $420 million) of remaining limit available on our LPT contract, representing 28% of our 2019 and prior accident year outstanding reserves. This contract provides protection against deterioration on these accident years, significantly limiting Aspen’s exposure to the risk of unfavorable development and strengthening our balance sheet.

Insurance Segment
Operating highlights for the Three and Six Months Ended June 30, 2024

	Three Months Ended June 30,			Six Months Ended June 30,
	2024	2023	Change	2024	2023	Change
	($ in millions, except for percentages)			($ in millions, except for percentages)
Underwriting Revenues
Gross written premiums	$684.2	$671.4	1.9%	$1,301.2	$1,249.5	4.1%
Net written premiums	$425.3	$416.9	2.0%	$763.7	$745.5	2.4%
Net earned premiums	$378.3	$368.8	2.6%	$739.3	$715.4	3.3%
Underwriting Expenses
Current accident year net losses and loss expenses	$229.6	$219.4		$451.7	$410.5
Catastrophe losses	5.0	6.6		16.6	17.9
Prior year reserve development, post LPT years	(3.5)	2.6		(3.5)	4.7
Adjusted losses and loss adjustment expenses (1)	231.1	228.6		464.8	433.1
Impact of the LPT (2)	0.1	5.2		(4.5)	(13.2)
Total net losses and loss expenses	231.2	233.8		460.3	419.9
Acquisition costs	48.2	48.5		83.9	87.2
General and administrative expenses	63.4	54.2		125.6	110.6
Underwriting income (1)	$35.5	$32.3	$3.2	$69.5	$97.7	$(28.2)
Adjusted underwriting income (1)	$35.6	$37.5		$65.0	$84.5

Ratios
Current accident year loss ratio, excluding catastrophe losses	60.7%	59.5%		61.2%	57.3%
Catastrophe losses	1.3	1.8		2.2	2.5
Current accident year loss ratio	62.0	61.3		63.4	59.8
Prior year reserve development ratio, post LPT years	(0.9)	0.6		(0.5)	0.7
Adjusted loss ratio (1)	61.1	61.9		62.9	60.5
Impact of the LPT (2)	—	1.5		(0.6)	(1.8)
Loss ratio	61.1	63.4		62.3	58.7
Acquisition cost ratio	12.7	13.2		11.3	12.2
General and administrative expense ratio	16.8	14.7		17.0	15.5
Combined ratio	90.6%	91.3%		90.6%	86.4%
Adjusted combined ratio (1)	90.6%	89.8%		91.2%	88.2%
(1) Adjusted losses and loss adjustment expenses, underwriting income, adjusted underwriting income, adjusted loss ratio and adjusted combined ratio are non-GAAP financial measures as defined in SEC Regulation G. The reconciliations to the most comparable U.S. GAAP financial measures are shown above and a discussion of the rationale for the presentation of these items is provided later in this press release.
(2) Impact of the LPT includes the impact of prior year development on 2019 and prior accident years, net of the change in the deferred gain recognized in relation to retroactive reinsurance contracts as per accounting requirements for retroactive reinsurance under U.S. GAAP.

Insurance Segment Results
Aspen Insurance operates on a global and regional product basis, delivers service excellence from underwriting through to claims, thereby transforming risk for our customers into opportunities. Aspen Insurance focuses on market segments with high barriers to entry that require bespoke underwriting expertise and customized solutions to address client needs. Aspen Insurance has long-standing partnerships with brokers and other distribution partners, and our responsiveness and innovative mindset make us an ideal partner to deliver effective risk management solutions. Aspen Insurance is organized into four portfolios of business: Financial and Professional Lines; Casualty and Liability Lines, First Party Lines and Specialty Lines.

During 2024, Aspen Insurance continued focus on disciplined underwriting and operational efficiency has helped it deliver another set of good results.
Insurance Segment Highlights for the Three Months Ended June 30, 2024
•Underwriting income was $36 million with a combined ratio of 90.6%, a 0.7 percentage point improvement from prior year.
•Favorable movement on loss ratio is mainly driven by benign catastrophe experience in the quarter leading to a 0.5 percentage point improvement, as well as releases on our prior year reserves post LPT.
•The expense ratio, which includes the acquisition ratio and general and administrative expense ratio, increased by 1.6%. This is due to an increase in staff costs, as a result of investment in our people, and unfavorable movement in foreign exchange rates, offset by increased ceded commission.

Insurance Segment Highlights for the Six Months Ended June 30, 2024
•Underwriting income was $70 million with a combined ratio of 90.6%, a 4.2 percentage point deterioration from prior year. Adjusted underwriting income was $65 million with an adjusted combined ratio of 91.2%.
•The strong underwriting result was driven by growth in premiums, mainly due to our new partnerships and growth in other programs, coupled with favorable market conditions in Excess Casualty and opportunities in Specialty.
•The loss ratio has increased due to a higher than expected current accident year loss ratio, driven by an expected increase in the frequency and severity of losses in financial and professional lines. This was partially offset by a favorable catastrophe loss ratio due to benign catastrophe experience in the year to date, as well as reserve releases on prior year reserves post LPT.

Reinsurance Segment
Operating highlights for the Three and Six Months Ended June 30, 2024

	Three Months Ended June 30,			Six Months Ended June 30,
	2024	2023	Change	2024	2023	Change
	($ in millions, except for percentages)			($ in millions, except for percentages)
Underwriting Revenues
Gross written premiums	$566.2	$400.1	41.5%	$1,180.6	$875.7	34.8%
Net written premiums	$385.8	$292.5	31.9%	$788.3	$605.0	30.3%
Net earned premiums	$327.1	$278.0	17.7%	$631.8	$572.0	10.5%
Underwriting Expenses
Current accident year net losses and loss expenses	$136.0	$123.2		$264.6	$259.6
Catastrophe losses	43.2	15.2		64.0	35.5
Prior year reserve development, post LPT years	(3.7)	9.8		(3.7)	1.3
Adjusted losses and loss adjustment expenses (1)	175.5	148.2		324.9	296.4
Impact of the LPT (2)	13.5	(6.2)		19.5	0.8
Total net losses and loss expenses	189.0	142.0		344.4	297.2
Acquisition costs	57.4	55.9		114.6	105.7
General and administrative expenses	35.9	26.4		72.5	58.4
Underwriting income (1)	$44.8	$53.7	$(8.9)	$100.3	$110.7	$(10.4)
Adjusted underwriting income (1)	$58.3	$47.5		$119.8	$111.5

Ratios
Current accident year loss ratio, excluding catastrophe losses	41.6%	44.3%		41.9%	45.4%
Catastrophe losses	13.2	5.5		10.1	6.2
Current accident year loss ratio	54.8	49.8		52.0	51.6
Prior year reserve development ratio, post LPT years	(1.1)	3.5		(0.6)	0.2
Adjusted loss ratio (1)	53.7	53.3		51.4	51.8
Impact of the LPT (2)	4.1	(2.2)		3.1	0.2
Loss ratio	57.8	51.1		54.5	52.0
Acquisition cost ratio	17.5	20.1		18.1	18.5
General and administrative expense ratio	11.0	9.5		11.5	10.2
Combined ratio	86.3%	80.7%		84.1%	80.7%
Adjusted combined ratio (1)	82.2%	82.9%		81.0%	80.5%
(1) Adjusted losses and loss adjustment expenses, underwriting income, adjusted underwriting income, adjusted loss ratio and adjusted combined ratio are non-GAAP financial measures as defined in SEC Regulation G. The reconciliations to the most comparable U.S. GAAP financial measures are shown above and a discussion of the rationale for the presentation of these items is provided later in this press release.
(2) Impact of the LPT includes the impact of prior year development on 2019 and prior accident years, net of the change in the deferred gain recognized in relation to retroactive reinsurance contracts as per accounting requirements for retroactive reinsurance under U.S. GAAP.

Reinsurance Segment Results
Aspen Reinsurance offers a full suite of products organized around core products in Property, Catastrophe, Other Property Reinsurance, Casualty and Specialty. Through our highly experienced underwriting teams which are supported by claims, modelling and actuarial functions, we have developed longstanding relationships with our clients and brokers. We also provide innovative solutions to risk including utilizing Aspen Capital Markets to access additional third-party capital.
During 2024, Aspen Reinsurance has continued to take advantage of market opportunities while also seeing the benefit of repositioning of property catastrophe exposures.
Reinsurance Segment Highlights for the Three Months Ended June 30, 2024
•Underwriting income was $45 million with a combined ratio of 86.3%. Adjusted underwriting income increased by $11 million to $58 million driven by premium growth. The adjusted combined ratio of 82.2% is 0.7 percentage point lower than prior year.
•Gross written premiums were $166 million higher than the prior year with growth across all lines. Opportunities within Casualty and Specialty lines saw targeted growth through new business, growth with existing clients and favorable renewals pricing.
•Adjusted loss ratio of 53.7% is 0.4 percentage point higher than the prior year. This is driven by a current accident year catastrophe losses attributable to Dubai and German flood events, partially offset by favorable releases on prior year reserve development on post LPT years from property reinsurance for catastrophe events.
•Increased cessions to Aspen Capital Markets structures, resulted in higher ceding commissions in Casualty lines contributing to a 1.1 percentage point improvement in our acquisition cost ratio. Additional improvement in the acquisition cost ratio is attributable to changes in business mix.
Reinsurance Segment Highlights for the Six Months Ended June 30, 2024
•Underwriting income was $100 million with a combined ratio of 84.1%. Adjusted underwriting income was $120 million, $8 million higher than last year, with an adjusted combined ratio of 81.0%.
•Gross written premiums increased by $305 million with growth achieved across all lines, but was most prominent in Casualty and Specialty lines driven by opportunities for targeted growth through new business, growth with existing clients and favorable renewals pricing. Growth in Property catastrophe lines were offset by increased Aspen Capital Markets cessions therefore managing net catastrophe exposure and volatility.
•Adjusted loss ratio of 51.4% is an improvement of 0.4 percentage points. This is due to a 3.5 percentage point improvement in the current accident year ex-catastrophe loss ratio and favorable development on post LPT prior years in specialty reinsurance, partially offset by catastrophe losses on Baltimore bridge, Dubai and German floods.

Investment Performance

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
	(in $ millions, except percentages)		(in $ millions, except percentages)
Net investment income	$82.5	$69.7	$159.3	$129.4
Net realized and unrealized investment (losses)/gains recognized in net income (1)	(26.1)	9.9	(27.1)	18.0
Change in unrealized gains/(losses) on available for sale investments (gross of tax) (2)	9.6	(48.9)	(17.1)	12.3
Total return on investments	$66.0	$30.7	$115.1	$159.7

Average cash and investments	$7,423.9	$7,266.4	$7,399.1	$7,189.4
Annualized total return on average cash and investments, pre-tax	3.6%	1.7%	3.1%	4.4%

Fixed Income Portfolio Characteristics	As at June 30, 2024	As at December 31, 2023

Book yield	4.0%	3.8%
Average duration	2.5 years	2.6 years
Average credit rating	AA-	AA-

(1) Includes net unrealized gains of $3.1 million and $6.8 million for the three and six months ended June 30, 2024, respectively (three and six months ended June 30, 2023 — $10.3 million and $21.8 million gains).
(2) The tax impact of the change in unrealized gains/(losses) on available for sale investments was an expense of $0.6 million and a benefit of $2.0 million for the three and six months ended June 30, 2024, respectively (three and six months ended June 30, 2023 — benefit of $4.2 million and expense of $1.6 million).

•Net investment income of $83 million in the quarter, increased by $13 million, or 18%, compared to the second quarter of 2023, as a result of active repositioning of our investments to take advantage of higher interest rates.
•Net realized and unrealized (losses)/gains recognized in net income was a loss of $26 million for the three months ended June 30, 2024. This is largely due to realized losses in the quarter arising from the active rotations of the portfolio with unrealized losses due to market movements.
•The total annualized return, pre-tax, on Aspen’s cash and investments was 3.6% in the quarter compared to 1.7% in the second quarter of 2023, and reflects the increase in net investment income and the impact of changes in net realized and unrealized gains and losses.

Shareholders’ equity
•Total shareholders’ equity was $2,870 million as of June 30, 2024, compared with $2,909 million as of December 31, 2023. We continued to generate shareholder value in the period, with net income of $181 million. Distributions to shareholders were $202 million, with ordinary share dividends of $175 million and preference share dividends of $27 million. Other comprehensive losses totaled $17 million for the period, primarily due to valuation changes related to investments classified as available for sale.

Six Months Ended June 30, 2024
($ in millions)
Shareholders’ equity at the start of the period	$2,908.5
Net income for the period	180.8
Dividends on ordinary shares	(175.0)
Dividends on preference shares	(27.3)
Other comprehensive (loss)	(16.9)
Shareholders’ equity at the end of the period	$2,870.1

Earnings materials
The earnings press release for the three and six months ended June 30, 2024 will be published on Aspen’s website at www.aspen.co.

For further information please contact

Mark Pickering, Group Chief Financial Officer & Treasurer
Mark.Pickering@Aspen.co
+1 441 297 9235

Marc MacGillivray, Chief Accounting Officer
Marc.MacGillivray@Aspen.co
+44 20 7184 8455

Aspen Insurance Holdings Limited
Summary condensed consolidated balance sheet (unaudited)
$ in millions

	As at June 30, 2024	As at December 31, 2023

ASSETS
Total investments	$6,436.4	$6,412.4
Cash and cash equivalents	921.2	1,028.1
Reinsurance recoverables	5,237.4	5,311.3
Premiums receivable	1,838.4	1,435.3
Other assets	1,058.2	1,037.7
Total assets	$15,491.6	$15,224.8

LIABILITIES
Losses and loss adjustment expenses reserves	$7,833.0	$7,810.6
Unearned premiums	2,834.6	2,426.3
Other payables	1,653.9	1,779.4
Long-term debt	300.0	300.0
Total liabilities	$12,621.5	$12,316.3

SHAREHOLDERS’ EQUITY
Ordinary shares	$0.6	$0.6
Preference shares	753.5	753.5
Additional paid-in capital	761.2	761.2
Retained earnings	1,772.0	1,793.5
Accumulated other comprehensive loss, net of tax	(417.2)	(400.3)
Total shareholders’ equity	2,870.1	2,908.5
Total liabilities and shareholders’ equity	$15,491.6	$15,224.8

Aspen Insurance Holdings Limited
Summary consolidated statement of income (unaudited)
$ in millions, except ratios

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
UNDERWRITING REVENUES
Gross written premiums	$1,250.4	$1,071.5	$2,481.8	$2,125.2
Premiums ceded	(439.3)	(362.1)	(929.8)	(774.7)
Net written premiums	811.1	709.4	1,552.0	1,350.5
Change in unearned premiums	(105.7)	(62.6)	(180.9)	(63.1)
Net earned premiums	705.4	646.8	1,371.1	1,287.4
UNDERWRITING EXPENSES
Losses and loss adjustment expenses	420.2	375.8	804.7	717.1
Acquisition costs	105.6	104.4	198.5	192.9
General and administrative expenses	99.3	80.6	198.1	169.0
Total underwriting expenses	625.1	560.8	1,201.3	1,079.0

Underwriting income	80.3	86.0	169.8	208.4

Net investment income	82.5	69.7	159.3	129.4
Interest expense (1)	(14.0)	(23.5)	(30.1)	(42.9)
Corporate and other expenses (2)	(39.0)	(29.4)	(64.7)	(53.1)
Non-operating expenses (3)	(5.5)	(8.3)	(11.7)	(10.6)
Net realized and unrealized foreign exchange gains (4)	1.9	4.5	11.0	5.9
Net realized and unrealized investment (losses)/gains	(26.1)	9.9	(27.1)	18.0
INCOME BEFORE TAX	80.1	108.9	206.5	255.1
Income tax (expense)	(11.1)	(19.3)	(25.7)	(36.2)
NET INCOME	69.0	89.6	180.8	218.9
Dividends paid on preference shares	(13.7)	(11.1)	(27.3)	(22.2)
Net income available to Aspen Insurance Holdings Limited’s ordinary shareholders	$55.3	$78.5	$153.5	$196.7

Loss ratio	59.6%	58.1%	58.7%	55.7%
Acquisition cost ratio	15.0%	16.1%	14.5%	15.0%
General and administrative expense ratio	14.1%	12.5%	14.4%	13.1%
Expense ratio	29.1%	28.6%	28.9%	28.1%
Combined ratio	88.7%	86.7%	87.6%	83.8%
Adjusted combined ratio (5)	86.7%	86.9%	86.5%	84.8%
(1) Interest expense includes interest on funds withheld balances related to the LPT contract.
(2) Corporate and other expenses includes other income/expenses, which were previously presented separately.
(3) Non-operating expenses in the three months ended June 30, 2024 and June 30, 2023 includes expenses in relation to consulting fees, transformation activities, and other non-recurring costs.
(4) Includes the net realized and unrealized gains/(losses) from foreign exchange contracts.
(5) Adjusted combined ratio removes the impact of the change in deferred gain on retroactive reinsurance contracts in order to match the loss recoveries under the LPT contract. Adjusted combined ratio represents the performance of our business for accident years 2020 onwards, which we believe better reflects the underlying underwriting performance of the ongoing portfolio.

Aspen Insurance Holdings Limited
Summary consolidated segment information (unaudited)
$ in millions, except ratios

	Three Months Ended June 30, 2024			Three Months Ended June 30, 2023
	Reinsurance	Insurance	Total	Reinsurance	Insurance	Total

Gross written premiums	$566.2	$684.2	$1,250.4	$400.1	$671.4	$1,071.5
Net written premiums	385.8	425.3	811.1	292.5	416.9	709.4
Gross earned premiums	434.3	620.9	1,055.2	371.4	606.5	977.9
Net earned premiums	327.1	378.3	705.4	278.0	368.8	646.8
Losses and loss adjustment expenses	189.0	231.2	420.2	142.0	233.8	375.8
Acquisition costs	57.4	48.2	105.6	55.9	48.5	104.4
General and administrative expenses	35.9	63.4	99.3	26.4	54.2	80.6
Underwriting income	$44.8	$35.5	$80.3	$53.7	$32.3	$86.0

Net investment income			82.5			69.7
Net realized and unrealized investment (losses)/gains			(26.1)			9.9
Corporate and other expenses (1)			(39.0)			(29.4)
Non-operating expenses (2)			(5.5)			(8.3)
Interest expense (3)			(14.0)			(23.5)
Net realized and unrealized foreign exchange gains (4)			1.9			4.5
Income before tax			80.1			108.9
Income tax (expense)			(11.1)			(19.3)
Net income			$69.0			$89.6

Ratios
Loss ratio	57.8%	61.1%	59.6%	51.1%	63.4%	58.1%
Acquisition cost ratio	17.5%	12.7%	15.0%	20.1%	13.2%	16.1%
General and administrative expense ratio	11.0%	16.8%	14.1%	9.5%	14.7%	12.5%
Expense ratio	28.5%	29.5%	29.1%	29.6%	27.9%	28.6%
Combined ratio	86.3%	90.6%	88.7%	80.7%	91.3%	86.7%
Adjusted combined ratio (5)	82.2%	90.6%	86.7%	82.9%	89.8%	86.9%

(1) Corporate and other expenses includes other income/expenses, which were previously presented separately.
(2) Non-operating expenses in the three months ended June 30, 2024 and June 30, 2023 includes expenses in relation to consulting fees, transformation activities, and other non-recurring costs.
(3) Interest expense includes interest on funds withheld balances related to the LPT contract.
(4) Includes the net realized and unrealized gains/(losses) from foreign exchange contracts.
(5) Adjusted combined ratio removes the impact of the change in deferred gain on retroactive reinsurance contracts in order to match the loss recoveries under the LPT contracts. Adjusted combined ratio represents the performance of our business for accident years 2020 onwards, which we believe better reflects the underlying underwriting performance of the ongoing portfolio.

Aspen Insurance Holdings Limited
Summary consolidated segment information (unaudited)
$ in millions, except ratios

	Six Months Ended June 30, 2024			Six Months Ended June 30, 2023
	Reinsurance	Insurance	Total	Reinsurance	Insurance	Total

Gross written premiums	$1,180.6	$1,301.2	$2,481.8	$875.7	$1,249.5	$2,125.2
Net written premiums	788.3	763.7	1,552.0	605.0	745.5	1,350.5
Gross earned premiums	848.5	1,223.7	2,072.2	755.7	1,203.6	1,959.3
Net earned premiums	631.8	739.3	1,371.1	572.0	715.4	1,287.4
Losses and loss adjustment expenses	344.4	460.3	804.7	297.2	419.9	717.1
Acquisition costs	114.6	83.9	198.5	105.7	87.2	192.9
General and administrative expenses	72.5	125.6	198.1	58.4	110.6	169.0
Underwriting income	$100.3	$69.5	$169.8	$110.7	$97.7	$208.4

Net investment income			159.3			129.4
Net realized and unrealized investment (losses)/gains			(27.1)			18.0
Corporate and other expenses (1)			(64.7)			(53.1)
Non-operating expenses (2)			(11.7)			(10.6)
Interest expense (3)			(30.1)			(42.9)
Net realized and unrealized foreign exchange gains (4)			11.0			5.9
Income before tax			206.5			255.1
Income tax (expense)			(25.7)			(36.2)
Net income			$180.8			$218.9

Ratios
Loss ratio	54.5%	62.3%	58.7%	52.0%	58.7%	55.7%
Acquisition cost ratio	18.1%	11.3%	14.5%	18.5%	12.2%	15.0%
General and administrative expense ratio	11.5%	17.0%	14.4%	10.2%	15.5%	13.1%
Expense ratio	29.6%	28.3%	28.9%	28.7%	27.7%	28.1%
Combined ratio	84.1%	90.6%	87.6%	80.7%	86.4%	83.8%
Adjusted combined ratio (5)	81.0%	91.2%	86.5%	80.5%	88.2%	84.8%

(1) Corporate and other expenses includes other income/expenses, which were previously presented separately.
(2) Non-operating expenses in the six months ended June 30, 2024 and June 30, 2023 includes expenses in relation to consulting fees, transformation activities, and other non-recurring costs.
(3) Interest expense includes interest on funds withheld balances related to the LPT contract.
(4) Includes the net realized and unrealized gains from foreign exchange contracts.
(5) Adjusted combined ratio removes the impact of the change in deferred gain on retroactive reinsurance contracts in order to match the loss recoveries under the LPT contracts. Adjusted combined ratio represents the performance of our business for accident years 2020 onwards, which we believe better reflects the underlying underwriting performance of the ongoing portfolio.

About Aspen Insurance Holdings Limited (“Aspen” or the “Company”)
Aspen provides insurance and reinsurance coverage to clients in various domestic and global markets through wholly-owned operating subsidiaries in Bermuda, the United States and the United Kingdom, as well as its branch operations in Canada, Singapore and Switzerland. For the year ended December 31, 2023, Aspen reported $15.2 billion in total assets, $7.8 billion in gross loss reserves, $2.9 billion in total shareholders’ equity and $4.0 billion in gross written premiums. Aspen's operating subsidiaries have been assigned a rating of “A-” by Standard & Poor’s Financial Services LLC and an “A” (“Excellent”) by A.M. Best Company Inc. For more information about Aspen, please visit www.aspen.co.
Please refer to the “Financials – Annual Reports” section of Aspen’s investor website for a copy of our Annual Report on Form 20-F.

(1)    Cautionary Statement Regarding Forward-Looking Statements
This press release or any other written or oral statements made by or on behalf of the Company may contain written “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are made pursuant to the “safe harbor” provisions of The Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts. In particular, statements using the words such as “expect,” “intend,” “plan,” “believe,” “aim,” “project,” “anticipate,” “seek,” “will,” “likely,” “assume,” “estimate,” “may,” “continue,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “predict,” “potential,” “on track” or their negatives or variations and similar terminology and words of similar import generally involve forward-looking statements.

All forward-looking statements rely on a number of assumptions, estimates and data concerning future results and events and that are subject to a number of uncertainties, assumptions and other factors, many of which are outside Aspen’s control that could cause actual results to differ materially from such forward-looking statements. Accordingly, there are important factors that could cause our actual results to differ materially from those anticipated in the forward-looking statements, including, but not limited to, our exposure to weather-related natural disasters and other catastrophes, the direct and indirect impact of global climate change, our relationship with, and reliance upon, a limited number of brokers for both our insurance and reinsurance business, the impact of inflation, our exposure to credit, currency, interest and others risks within our investment portfolio, the cyclical nature of the insurance and reinsurance industry, the occurrence, timing and results of, and market reaction to, our proposed initial public offering and proposed listing of our ordinary shares on the New York Stock Exchange and many other factors. For a detailed description of these uncertainties and other factors that could impact the forward-looking statements in this press release and other communications issued by or on behalf of Aspen, please see the “Risk Factors” section in Aspen’s Annual Report on Form 20-F for the twelve months ended December 31, 2023, as filed with the SEC, which should be deemed incorporated herein.

The inclusion of forward-looking statements in this press release or any other communication should not be considered as a representation by Aspen that current plans or expectations will be achieved. Aspen undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Basis of Preparation
Aspen has prepared the financial information contained within this financial results press release in accordance with the principles of U.S. Generally Accepted Accounting Principles (“GAAP”).

Non-GAAP Financial Measures
In presenting Aspen’s results, management has included and discussed certain measurements that are considered “non-GAAP financial measures” under SEC rules and regulations. Management believes that these non-GAAP financial measures, which may be defined differently by other companies, help explain and enhance the understanding of Aspen’s results of operations. However, these measures should not be viewed as a substitute for those determined in accordance with GAAP.
Operating income is a non-GAAP financial measure. Operating income is an internal performance measure used by Aspen in the management of its operations and represents after-tax operating results. Operating income includes an adjustment for the change in deferred gain on retroactive reinsurance contracts in order to economically match the loss recoveries under the loss portfolio transfer (“LPT”) contract with the underlying loss development of the assumed net loss reserves for the subject business of 2019 and prior accident years. Operating income also excludes certain costs related to the LPT contract with a subsidiary of Enstar Group Limited, net foreign exchange gains or losses, net realized and unrealized gains and losses from foreign exchange contracts, net realized and unrealized gains or losses on investments and non-operating expenses and income.

Aspen excludes these items above from its calculation of operating income because management believes they are not reflective of underlying performance or the amount of these gains or losses is heavily influenced by, and fluctuates according to, prevailing investment market and interest rate movements. Aspen believes these amounts are either largely independent of its business and underwriting process, not aligned with the economics of transactions undertaken, or including them would distort the analysis of trends in its operations. In addition to presenting net income determined in accordance with GAAP, Aspen believes that showing operating income enables users of its financial information to analyze Aspen's results of operations in a manner consistent with how management analyzes Aspen's underlying business performance. Operating income should not be viewed as a substitute for GAAP net income.

	Three Months Ended,		Six Months Ended,
(in $ millions)	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

Net income available to Aspen Insurance Holdings Limited’s ordinary shareholders	55.3	78.5	153.5	196.7
Add/(deduct) items before tax
Net foreign exchange (gains)	(1.9)	(4.5)	(11.0)	(5.9)
Net realized and unrealized investment losses/(gains)	26.1	(9.9)	27.1	(18.0)
Non-operating expenses	5.5	8.3	11.7	10.6
Impact of the LPT, net of certain costs related to the LPT contract with Enstar	18.7	10.7	26.5	6.8
Non-operating income tax (benefit)/expense	(6.1)	(0.2)	(6.8)	0.9
Operating income	$97.6	$82.9	$201.0	$191.1

Underwriting result or income/loss is a non-GAAP financial measure. Income or loss for each of the business segments is measured by underwriting income or loss. Underwriting income or loss is the excess of net earned premiums over the underwriting expenses. Underwriting expenses are the sum of losses and loss adjustment expenses, acquisition costs and general and administrative expenses. Underwriting income or loss provides a basis for management to evaluate the segment’s underwriting performance.

Adjusted underwriting income or loss is a non-GAAP financial measure. It is the underwriting profit or loss adjusted for the change in deferred gain on retroactive reinsurance contracts in order to economically match the loss recoveries under the LPT with the underlying loss development of the assumed net loss reserves for the subject business of 2019 and prior accident years. Adjusted underwriting income or loss represents the performance of our business for accident years 2020 onwards, which management believe reflects the underlying underwriting performance of the ongoing portfolio.

Book yield is a non-GAAP financial measure. Book yield is the yield of the security after adjusting for accretion/amortization of the difference between par value and purchase price.

Combined ratio is the sum of the loss ratio and the expense ratio. The loss ratio is calculated by dividing losses and loss adjustment expenses by net earned premiums. The expense ratio is calculated by dividing the sum of acquisition costs and general and administrative expenses, by net earned premiums.

Adjusted combined ratio is a non-GAAP financial measure. It is the sum of the adjusted loss ratio and the expense ratio. The adjusted loss ratio is calculated by dividing the adjusted losses and loss adjustment expenses by net earned premiums. The expense ratio is calculated by dividing the sum of acquisition costs and general and administrative expenses, by net earned premium.

Underwriting Income, Adjusted Underwriting Income and Adjusted Combined Ratio	Three Months Ended June 30,		Six Months Ended June 30,
(in $ millions except where stated)	2024	2023	2024	2023

Net earned premium	$705.4	$646.8	$1,371.1	$1,287.4

Current accident year net losses and loss expenses	365.6	342.6	716.3	670.1
Catastrophe losses	48.2	21.8	80.6	53.4
Prior year reserve development, post LPT years	(7.2)	12.4	(7.2)	6.0
Adjusted losses and loss adjustment expenses	406.6	376.8	789.7	729.5
Impact of the LPT[1]	13.6	(1.0)	15.0	(12.4)
Losses and loss adjustment expenses	420.2	375.8	804.7	717.1
Acquisition costs	105.6	104.4	198.5	192.9
General and administrative expenses	99.3	80.6	198.1	169.0
Underwriting expenses	$625.1	$560.8	$1,201.3	$1,079.0

Underwriting income	$80.3	$86.0	$169.8	$208.4

Combined ratio	88.7%	86.7%	87.6%	83.8%

Adjusted underwriting income	$93.9	$85.0	$184.8	$196.0
Adjusted combined ratio	86.7%	86.9%	86.5%	84.8%
(1) Impact of the LPT represents the deferral of a portion of loss recoveries on 2019 and prior accident year loss development as per accounting requirements for retroactive reinsurance under U.S. GAAP.

Operating return on average equity is calculated by taking the operating income/(loss) after tax, less dividends paid on preference shares and divided by average equity attributable to ordinary shareholders.

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
	($ in millions)		($ in millions)
Total shareholders’ equity	$2,870.1	$2,548.7	$2,870.1	$2,548.7
Preference shares less issue expenses	(753.5)	(753.5)	(753.5)	(753.5)
Average adjustment	39.0	(18.8)	38.8	(76.1)
Average ordinary shareholder’s equity	$2,155.6	$1,776.4	$2,155.4	$1,719.1

Operating Income	$97.6	$82.9	$201.0	$191.1

Annualized operating return on average equity	18.1%	18.7%	18.7%	22.2%
Annualized net income available to ordinary shareholders on average equity	10.3%	17.6%	14.2%	22.9%